06014682

centrica

taking care of the essentials

82-4578

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	27 June, 2006
At:	001 202-772-9207	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	3

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A recently released Stock Exchange Announcement follows

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PROCESSED
JUN 2 7 2006
THOMSON FINANCIAL

RECEIVED
2006 JUN 27 A 10: 28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Secretariat

dw 6/27

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centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

27 June 2006

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Mark Clare to join Barratt Developments plc as Group Chief Executive

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

27 June 2006

Mark Clare to join Barratt Developments plc as Group Chief Executive

Centrica plc today announced that Mark Clare, Managing Director of British Gas's Residential Energy business and main board director, will be leaving the group at the end of September 2006 to join Barratt Developments plc as its new Group Chief Executive.

Mark joined British Gas in 1994, became the Group Finance Director of Centrica plc following demerger in February 1997 and became Managing Director of British Gas Residential Energy in 2002. In this role he has led the transformation of its operations, growing the domestic electricity business to become the UK's largest and installing one of the world's biggest energy billing systems. Mark also delivered major efficiency improvements by transferring British Gas Residential Energy's back office functions offshore whilst steering the business through a period of unprecedented wholesale and retail price volatility.

Sir Roy Gardner, Centrica Chief Executive, said: "Mark has made a substantial contribution to the group, both in its early days of turnaround and growth, and more recently in transforming the UK residential energy business. While we are sorry to see him go we recognise his decision to move into a Chief Executive role and wish him every success for the future."

Centrica's incoming Chief Executive, Sam Laidlaw, who starts on 1st July, will review the organisation and make an announcement as soon as is practicable regarding the future leadership of the Residential Energy business. In the meantime, Mark and his team remain fully committed to delivering the challenging targets set for the business.

Inquiries:
Centrica investor relations: 01753 494900
Centrica media relations: 01753 494085